

December 17, 2009

Mr. Jeffrey S. Keuntjes
Vice-President Finance, Energy Composites Corporation
440 Commerce Drive
Wisconsin Rapids, WI 54494

Re: **Energy Composites Corporation**
         Form 10-K for the year ended December 31, 2008
         Form 10-Q for the quarter ended June 30, 2009
         File No. 0-28867

Dear Mr. Keuntjes:

　　　We have reviewed your response to our letter dated November 9, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2008

Changes in Internal Controls over Financial Reporting, page 45

1. We note your disclosure that "…other than the new processes and procedures associated with the reverse acquisition of AFT, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rules 13a-15(d) and 15d-15(d) conducted as of the end of the period covered by this annual report, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting." Please revise to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during this period covered by this annual report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. We note your response to prior comment 6. Please revise to disclose precisely what internal controls over financial reporting that you evaluated.

Certifications

2. We note your use of the word "my" in paragraph 4(a) of exhibits 31.1 and 31.2. In future filings, please draft the certifications exactly as called for by Item 601 of Regulation S-K and do not change articles, pronouns, or punctuation in one or more places in the certifications.

Form 10-Q for the quarter ended June 30, 2009

Note 7. Convertible Notes Payable, page 12

3. We note your response to our prior comment eight. Please provide us with a more specific and comprehensive discussion of the terms of the anti-dilution provisions within your private placement including how the pro-rata adjustment to the exercise price and/or share amount in calculated. Please also more fully discuss how you determined that the anti-dilution provisions do not result in any more or less favorable pricing or share amounts.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, Edward M. Kelly, Senior Counsel, at (202) 551-3728, Craig E. Slivka, Special Counsel, at (202) 551-3729 or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant